SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form F-3 (File No. 333-116087 and File No. 333-156320) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S dollars in thousands)

	April 30, 2010	January 31, 2010
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents (note 3)	$47,601	$19,929
Restricted cash	—	170
Accounts receivable, net of allowance for doubtful accounts of $98 and $97 at April 30, 2010 and January 31, 2010, respectively	5,111	4,583
Prepaid expenses and other current assets	1,141	1,059
Net current deferred tax asset	122	199
Assets held for sale and in discontinued operations (note 4)	—	7,703

Total current assets	53,975	33,643
Non-current assets
Property and equipment, net	1,028	1,005
Intangible assets, net	1,640	1,843
Goodwill	20,290	20,290

Total non-current assets	22,958	23,138

Total assets	$76,933	$56,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$805	$463
Accrued payroll and related expenses	1,546	966
Other accrued liabilities	1,189	1,186
Income taxes payable	194	101
Deferred revenues	8,879	8,481
Liabilities held for sale and in discontinued operations (note 4)	—	3,981

Total current liabilities	12,613	15,178

Non-current liabilities
Deferred rent less current portion	371	404
Net non-current deferred tax liability	122	199
Income taxes payable	164	127

Total non-current liabilities	657	730

Series B preference shares, $0.0027 par value 10,000,000 authorized at April 30, 2010 and January 31, 2010, respectively None issued and outstanding	—	—
Shareholders’ equity:
Ordinary shares, $0.0027 par value: 100,000,000 shares authorized; 33,454,384 shares issued, 33,307,371 and 33,095,913 shares outstanding at April 30, 2010 and January 31, 2010, respectively	90	90
Additional paid-in capital	253,527	253,372
Treasury shares (at cost, 147,013 and 358,470 shares at April 30, 2010 and January 31, 2010, respectively)	(217)	(529)
Accumulated deficit	(185,505)	(207,880)
Accumulated other comprehensive loss	(4,232)	(4,180)

Total shareholders’ equity	63,663	40,873

Total liabilities and shareholders’ equity	$76,933	$56,781

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three months ended April 30,
	2010	2009
Revenues:
License	$5,370	$4,806
Service	3,093	2,926

Total revenues	8,463	7,732

Cost of revenues:
License	610	556
Amortization of purchased technology	62	62
Service	1,568	1,559

Total cost of revenues	2,240	2,177

Gross margin	6,223	5,555

Operating expenses:
Research and development	1,327	1,194
Sales and marketing	2,275	1,977
General and administrative	1,949	1,937
Restructuring charges (note 10)	—	226
Amortization of purchased intangible assets	141	238

Total operating expenses	5,692	5,572

Income (loss) from operations	531	(17)
Interest income, net	5	25
Exchange gain, net	43	61

Income before provision for income taxes	579	69

Provision for income taxes (note 8)	(97)	(36)

Net income from continuing operations	482	33
Income (loss) from discontinued operations	126	(444)
Gain on sale of discontinued operations	21,767	—

Net income (loss) from discontinued operations (note 4)	21,893	(444)

Net income (loss)	22,375	(411)

Basic and diluted net income per Ordinary Share from continuing operations	0.01	0.00

Basic net income (loss) per Ordinary Share from discontinued operations	0.66	(0.01)

Basic net income (loss) per Ordinary Share	0.67	(0.01)

Diluted net income (loss) per Ordinary Share from discontinued operations	0.64	(0.01)

Diluted net income (loss) per Ordinary Share	0.65	(0.01)

Weighted average shares used in computing basic net income (loss) per Ordinary Share	33,167,141	32,734,874

Weighted average shares used in computing diluted net income (loss) per Ordinary Share	34,515,021	32,738.857

Basic net income (loss) per equivalent ADS	1.35	(0.03)

Diluted net income (loss) per equivalent ADS	1.30	(0.03)

See accompanying notes

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Three months ended April 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$22,375	$(411)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	109	167
Amortization	203	593
Gain on sale of discontinued operations, net	(21,767)	—
Share-based compensation	118	99
Effect of changes in foreign currency exchange rates	(5)	(21)
Changes in operating assets and liabilities:
Accounts receivable	(397)	2,444
Prepaid expenses and other current assets	(542)	(208)
Accounts payable	376	(606)
Accrued payroll and related expenses	507	(441)
Deferred revenues	76	(67)
Other accrued liabilities	(227)	(295)

Net cash provided by operating activities	826	1,254

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(155)	(17)
Proceeds relating to sale of discontinued operations, net	26,720	—
Payments relating to acquisitions	—	(2,870)
Decrease in restricted cash deposits	170	1,143

Net cash provided by (used in) investing activities	26,735	(1,744)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(49)	(39)
Issuance of ordinary shares	228	41

Net cash provided by financing activities	179	2

Net increase (decrease) in cash and cash equivalents	27,740	(488)
Effect of exchange rate changes on cash and cash equivalents	(68)	38
Cash and cash equivalents at beginning of period	19,929	17,363

Cash and cash equivalents at end of period	$47,601	$16,913

Supplemental disclosure of cash flow information:
Interest paid	$1	$5

Taxes received	$(19)	$(4)

See accompanying notes

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Basis of Presentation and Adoption of New Accounting Standards

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” or “the Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended April 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2011. See “Factors Affecting Future Results”. For further information, refer to the consolidated financial statements and footnotes for the year ended January 31, 2010, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No, 2010-09, Subsequent Events (Topic 855) which provides amendments to subtopic 855-10. This guidance requires that an entity that is either (a) an SEC filer or (b) a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date the financial statements are available to be issued. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The guidance is effective immediately.

Reclassification

On April 1, 2010, the Company sold its Healthcare division to The Advisory Board Company. As a result the Healthcare business is reported as a discontinued operation in the accompanying condensed consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

2.	Irish Companies Acts, 1963 to 2009

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the year ended January 31, 2009. A copy of the full group accounts for the year ended January 31, 2010, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of the Company which will take place on July 22, 2010.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands and the United States after eliminating all material inter-company accounts and transactions.

3.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures requires disclosures about fair value measurements for its assets and liabilities that are re-measured and reported at fair value at each reporting period, and its assets and liabilities that are re-measured and reported at fair value on a non-recurring basis. The following table presents information about the Company’s assets that are measured at fair value at each reporting period as of April 30, 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. In general, fair values determined by level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$47,601	$47,601	$—	$—

The Company invests its excess cash in low-risk, short-term, deposit accounts with high credit-quality banks in the United States, Luxembourg, United Kingdom and Ireland. It also invests in highly liquid investments in time deposits of money market and USD Government funds, with original maturities of 90 days or less. At April 30 2010, US$47.6 million was invested in cash and cash equivalent accounts. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions dealt with by the Company, and considers the credit risk to be minimal.

During the fourth quarter of fiscal 2010, the Company completed its annual impairment tests and assessments of the carrying value of goodwill and identifiable indefinite-lived intangible assets and determined its recorded non-current assets were not impaired as of January 31, 2010. As such, there were no financials assets and liabilities required to be measured at fair value on a non-recurring basis during the year ended January 31, 2010.

The Company uses forward foreign exchange rate contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these forward foreign exchange rate contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

The derivative instruments held by the Company as of April 30, 2009 did not qualify as accounting hedges as of those dates. The fair value losses and gains on derivatives held as of April 30, 2009 were recognized in the Consolidated Statements of Operations.

As of April 30, 2010, the Company had no outstanding forward exchange contracts.

	As of Apri1 30,
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Derivatives
Forward foreign exchange rate forward contracts	$—	$—	$24	$24

•	The fair value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the period end spot rate.

The carrying amounts for derivatives in the table above are included in consolidated balance sheets under ‘Prepaid expenses and other current assets’ caption.

The Company recorded an exchange gain of US$43,000 and US$61,000 for the three months ended April 30, 2010 and 2009, respectively, in the condensed consolidated statements of operations. Included in the exchange gain, net was a loss of US$2,000 for the three months ended April 30, 2010 and a gain of US$32,000 for the three months ended April 30, 2009 relating to derivative instruments.

The gain on derivative instruments is recorded in net cash provided by operating activities in the condensed consolidated statements of cash flows.

4.	Discontinued Operations and Divestitures

In March 2010, the Company entered into a definitive agreement to sell its Healthcare business to The Advisory Board Company (“ABC”). The sale was successfully completed on April 1, 2010. The Company decided to sell the Healthcare division in order to drive additional value for its stakeholders through a singular focus on the Financial Governance, Risk and Compliance (“GRC”) market. As a result of this transaction, the Healthcare business is reported as discontinued operations in the accompanying condensed consolidated financial statements. All prior period statements, except the consolidated statements of cash flows, have been restated accordingly.

Under the terms of the agreement, The Advisory Board Company paid the Company US$34.5 million in cash for all the outstanding shares of a newly formed subsidiary which, prior to closing, held substantially all the assets and liabilities of the Healthcare business. The sale price was subject to the following adjustments:

•

A total escrow amount of US$6 million of which US$2.0 million and US$4.0 million will be held for a period of 9 months and 21 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement.

•

An initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be determined and finalized within 90 days of the closing date.

The Company reported net income from discontinued operations of US$21.9 million for the period ended April 30, 2010, which included a gain on sale of discontinued operations of US$21.8 million. The Company reported a net loss from discontinued operations of US$444,000 for the period ended April 30, 2009.

In conjunction with the sale of the Healthcare division, options held by Healthcare employees were modified such that the options became immediately vested. This modification resulted in additional compensation expense of $121,000 and was recorded within discontinued operations in the first quarter of fiscal 2011. The weighted-average exercise price of these options was $2.71 per equivalent ADS and the options must be exercised by January 31, 2011.

The condensed consolidated statements of the discontinued operations were as follows:

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands)
Revenue	$1,011	$1,433

Profit (loss) before taxation:
Income (loss) from discontinued operations	$126	$(444)
Gain on sale of discontinued operations	21,767	—

Net income (loss) from discontinued operations,	$21,893	$(444)

The above results for discontinued operations for the three months ended April 30, 2010 includes the results of the Healthcare business for the two months through April 1, 2010, the date of sale.

The assets and liabilities of the discontinued operations were as follows:

	As of
	April 30, 2010	January 31, 2010
	(U.S. dollars in thousands)
Assets
Accounts receivable, net of allowance of US$65,000 at January 31, 2010	$—	$646
Prepaid expenses and other assets	—	125
Property and equipment, net	—	219
Goodwill and intangible assets	—	4,986
Deferred costs	—	1,727

Total current assets	$—	$7,703

Liabilities
Accounts payable	$—	$9
Accrued payroll and related expenses	—	330
Other accrued liabilities	—	226
Deferred revenues	—	3,416

Total current liabilities	$—	$3,981

5.	Shareholders’ Equity

The Company’s authorized share capital comprises 100,000,000 Ordinary Shares of US$0.0027 par value per share and 10,000,000 Series B Preference Shares of US$0.0027 par value per share, which may be issued with such special, qualified, preferred, deferred or other rights or privileges or conditions as to capital, dividends, rights of voting or other matters as the Directors of the Company may decide.

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares up to an aggregate amount of US$5.0 million as determined by the board. Under the agreement, the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company did not purchase any ADSs in the three months ended April 30 2010 and 2009. As of April 30, 2010, approximately US$2.8 million remained available for future repurchases under this program.

The Company did not issue any ordinary shares in fiscal 2010 or in the three months ended April 30, 2010.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish company law and are recorded in accordance with U.S. GAAP. There were no dividends declared or payable by the Company in any of the periods presented. At April 30, 2009 and 2010, the Company did not have any profits available for distribution.

6.	Comprehensive Income (Loss)

The following table sets forth the calculation of comprehensive income (loss) for the three months ended April 30, 2010 and 2009:

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands)
Net income (loss)	$22,375	$(411)
Other comprehensive loss	(52)	(36)

Comprehensive income (loss)	$22,323	$(447)

7.	Computation of Net Income (Loss) Per Ordinary Share

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands, except share data and per share data)
Numerator:
Net income from continuing operations	$482	$33
Net income (loss) from discontinued operations	21,893	(444)

Net income (loss)	$22,375	$(411)

Denominator:
Basic weighted-average common shares outstanding	33,167,141	32,734,874
Effect of dilutive options	1,347,880	3,983

Diluted weighted-average common shares outstanding	34,515,021	32,738,857

Basic net income per Ordinary Share from continuing operations	$0.01	$0.00
Basic net income (loss) per Ordinary Share from discontinued operations	0.66	(0.01)
Basic net income (loss) per Ordinary Share	0.67	(0.01)
Diluted net income per Ordinary Share from continuing operations	0.01	0.00
Diluted net income (loss) per Ordinary Share from discontinued operations	0.64	(0.01)
Diluted net income (loss) per Ordinary Share	0.65	(0.01)

Potential ordinary shares were excluded from the calculations of the diluted net loss per Ordinary Share and the diluted net loss from discontinued operations for the three months ended April 30, 2009 because all such shares would have been anti-dilutive.

The Company had 3,983 anti-dilutive options in the three months ended April 30, 2009.

8.	Income Taxes

Provision for income taxes was US$97,000 for the three months ended April 30, 2010 compared to US$36,000 for the three months ended April 30, 2009. During the three months ended April 30, 2010, the Company recorded a US$60,000 charge relating to US state taxes and US$37,000 relating to income taxes payable in Ireland and the UK. During the three months ended April 30, 2009, the Company recorded a US$36,000 charge relating to US state taxes.

The Company will continue to review its operating results to determine if it becomes more likely than not that its deferred tax assets will be realized in the future, at which time the Company would release some or all of the valuation allowance. The Company may record additional deferred tax benefits in future periods if it expects to utilize additional deferred tax assets. This analysis is largely based on the Company’s assessment of future income which is closely connected to its budgeting process, which takes place in the fourth quarter of each year.

9.	Share-based Compensation Plans

The Company currently maintain option schemes for the benefit of employees. These schemes were created for the benefit of employees, directors and consultants to the Company and for the purpose of attracting and retaining the best available personnel to promote the success of the Company’s business. The aggregate number of shares which may be issued pursuant to the Company’s share-based compensation plans is 6,000,000 ordinary shares (3,000,000 equivalent ADSs) to be allocated among the plans by the Board of Directors. The 6,000,000 ordinary share limit will be reduced by the number of shares authorized for issuance in accordance with the options granted or rights acquired under the other plans. The aggregate share limit of 6,000,000 ordinary shares can only be altered by an ordinary resolution approved by shareholders representing a majority of the Company’s ordinary shares then outstanding.

Trintech Group PLC 2007 Share Option Scheme

The Trintech Group PLC 2007 Share Option Scheme (the “2007 Plan”), which provides for the grant of options to purchase Ordinary Shares of the Company, was approved by the Board of Directors on May 21, 2007 and by the Company’s shareholders on July 25, 2007. Under the 2007 Plan, non-temporary employees and executive directors holding salaried employment or office with the Company or any subsidiary companies are eligible to participate. Generally, all options granted have a seven-year term and commence vesting at a rate of one twelfth of the total per quarter for each of the quarters in the three years commencing on the anniversary date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the 2007 Plan is to establish an employees’ share option scheme within the meaning of Section 2 of the Companies (Amendment) Act 1983 as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging key employees to focus on critical long-range objectives; (b) encouraging the attraction and retention of key employees with exceptional qualifications and (c) linking key employees directly to shareholder interests through increased share ownership. The 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the 2007 Plan at any time.

In fiscal 2010, the Company granted 94,700 ordinary shares (47,350 equivalent ADSs) under the 2007 Plan at exercise prices ranging from US$0.57 to US$2.22 per ordinary share (US$1.15 to US$4.44 per equivalent ADS). In fiscal 2009, 1,418,000 ordinary shares (709,000 equivalent ADSs) were granted to the directors and key members of management at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS). These options can only vest in the event of a change in control of the Company and include 804,000 ordinary shares (402,000 equivalent ADSs) relating to the directors and senior management.

Trintech Group PLC Directors and Consultants Share Option Scheme 2007

On May 21, 2007, the Board of Directors approved the Directors and Consultants Share Option Scheme 2007 (the “Directors and Consultants 2007 Plan”) and our shareholders approved the same on July 25, 2007. The Directors and Consultants Share 2007 Plan provides for the grant of options to purchase Ordinary Shares of the Company to all directors and consultants of the Company and its subsidiaries, with limited exceptions for controlling shareholders. Generally, all options granted have a seven-year term and are exercisable one year after the date of the grant. The exercise price of each share option is the fair market value of the share on the date of grant.

The purpose of the Directors and Consultants 2007 Plan is to establish a share option plan as a long term incentive plan to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging directors and consultants to focus on critical long-range objectives; (b) encouraging the attraction and retention of directors and consultants with exceptional qualifications and (c) linking directors and consultants directly to shareholder interests through increased share ownership. The Directors and Consultants 2007 Plan seeks to achieve this purpose by providing for awards in the form of options.

The Directors and Consultants 2007 Plan is administered by the Company’s Compensation Committee, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and makes all other decisions relating to the operation of the scheme. The board of directors may amend or modify the Directors and Consultants 2007 Plan at any time.

In fiscal 2010, the Company granted 160,000 ordinary shares (80,000 equivalent ADSs) under the Directors and Consultants 2007 Plan at an exercise price of US$0.92 per ordinary share (US$1.85 per equivalent ADS). In fiscal 2009, 200,000 ordinary shares (100,000 equivalent ADSs) were granted to directors at an exercise price of US$1.22 per ordinary share (US$2.44 per ADS) and can only vest in the event of a change in control of the Company.

Trintech Group PLC 2009 Employee Share Purchase Plan for US employees

In July 2009, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 2009 Employee Share Purchase Plan (the “2009 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 2009 Employee Share Purchase Plan is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986 and contains six month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year and the first offering period commenced on September 1, 2009.

The 2009 Employee Share Purchase Plan permits participants to purchase Ordinary Shares of the Company at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.

This plan replaced the 1999 Employee Share Purchase Plan which expired in August 2009.

As of April 30, 2010, 60,806 Ordinary Shares (30,403 equivalent ADSs) had been issued under the 2009 Employee Share Purchase Plan.

Trintech Group PLC 1999 Employee Share Purchase Plan for US employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech Group PLC 1999 Employee Share Purchase Plan (the “1999 Employee Share Purchase Plan”) for Trintech’s U.S. employees. The 1999 Employee Share Purchase Plan was intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986.

This plan expired in July 2009 and management obtained shareholder approval for a new plan, as described above, at the annual shareholders meeting in July 2009.

Trintech Group PLC Share Option 1997 Scheme

The Company established the share option 1997 scheme on May 28, 1997. The 1997 scheme was approved by the Company’s shareholders on November 21, 1997. The purpose of the 1997 scheme was to attract and retain the best available personnel to promote the success of the Company’s business. We were required to keep available sufficient authorized but un-issued shares to satisfy the Company’s obligations under the plan.

Under the 1997 scheme, all of the Company’s key employees and executive directors as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident employees and executive directors were eligible to receive grants of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986.

The 1997 scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The Board of Directors could amend or modify the 1997 scheme at any time.

The 1997 scheme expired in May 2007.

Trintech Group PLC Directors and Consultants 1998 Share Option Scheme

On April 22, 1998, the Company established the directors and consultants share option scheme. The purpose of the scheme was to attract and retain the best available directors and consultants and to promote the success of the Company’s business.

Under the directors and consultants scheme, all of the Company’s directors and consultants as well as those of the Company’s subsidiaries were eligible to receive grants of non-statutory options. In addition, US resident directors and consultants were eligible to receive a grant of incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986. The directors and consultants scheme was administered by the Company’s Compensation Committee, which selected the persons to whom options would be granted, determined the number of shares to be made subject to each grant and prescribed other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant and made all other decisions relating to the operation of the scheme. The Board of Directors could amend or modify the directors and consultants scheme at any time.

The 1998 scheme expired in April 2008.

Trintech Group PLC Employee Savings Related Share Option Scheme for Irish Employees

In August 1999, the Company obtained shareholder approval for the establishment of the Trintech 1999 Employee Savings Related Share Option Scheme for our Irish employees. The 1999 savings related scheme applies to all of our qualifying Irish employees and is intended to be an approved scheme under Schedule 12A to the Taxes Consolidation Act 1997 of the Republic of Ireland. The eligible employees may apply for an option to purchase Ordinary Shares of the Company at a discount of 15% to the market value of Ordinary Shares on the last day on which the Ordinary Shares were traded before grant. Participants must enter into approved savings arrangements, the purpose of which is to fund the cost of the exercise of the option. As of April 30, 2010, no shares had been issued under this scheme.

A summary of the Company’s stock option activity in ordinary shares (for continuing and discontinued operations) and related information for the three months ended April 30, 2010 and 2009 is as follows:

	April 30, 2010		April 30, 2009
	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of period	5,805,340	$1.65	6,232,014	$1.63
Granted	62,700	2.24	7,000	0.58
Cancelled	(22,550)	1.25	(15,112)	1.79
Forfeited	(3,468)	0.87	(122,930)	1.28
Exercised	(150,650)	1.15	—	—

Outstanding at end of period	5,691,372	$1.67	6,100,972	$1.63

Exercisable at end of period	3,679,262	$1.88	3,605,330	$1.88

	April 30, 2010		April 30, 2009
	Fair value	Weighted- average exercise price	Fair value	Weighted- average exercise price
Weighted-average fair value of options granted during the period for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$1.45	$2.24	$0.33	$0.58

Exercise prices for options outstanding as of April 30, 2010 ranged from US$0.50 to US$2.96 per share. The breakdown of outstanding options at April 30, 2010 by price range is as follows:

	Outstanding share options				Exercisable share options
Range of exercise prices	Number of share options	Weighted- average remaining life (years)	Weighted- average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number of share options	Weighted- average exercise price	Aggregate Intrinsic Value (U.S. dollars in thousands)
$ 0.50 — 1.22	549,288	5.67	$0.88		243,822	$0.74
$ 1.23 — 1.24	1,440,300	4.78	1.23		73,182	1.23
$ 1.25 — 1.77	1,399,312	2.16	1.44		1,262,808	1.43
$ 1.78 — 2.96	2,302,472	2.55	2.28		2,099,450	2.30

	5,691,372	3.32	$1.67	$6,872	3,679,262	$1.88	$6,823

The weighted average remaining contractual term for options exercisable as of April 30, 2010 is 2.4 years.

The aggregate intrinsic value for exercised share options was US$197,000 during the three months ended April 30, 2010.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Trintech’s closing ADS share price of US$5.75 as of April 30, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

Valuation and expense information under ASC 718

The following table summarizes share-based compensation expense related to employee share options, and employee share purchases under FASB ASC 718 for the periods presented which was allocated as follows:

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands)
Cost of revenues-license	$1	$1
Cost of revenues-services	18	5
Research and development	26	—
Sales and marketing	16	21
General and administrative	57	65

Total for continuing operations	$118	$92

The share-based compensation expense for discontinued operations was US$121,000 and US$6,000 for the three months ended April 30, 2010 and April 30, 2009, respectively.

The weighted-average estimated fair value of employee share options granted during the three months ended April 30, 2010 and 2009 was US$1.45 per share and US$0.33 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Three months ended April 30,
	2010	2009
Risk-free interest rate	2.46%	1.85%
Expected dividend yield	0%	0%
Expected volatility	0.8304	0.7260
Expected life (years)	4.6	4.6

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no current intention to pay cash dividends. Expected volatility is based on historical volatility of the Company’s shares over the period commensurate with the expected life of the options. The expected life of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The Company used the straight-line method for expense attribution.

The expected life of the options is calculated using the simplified method set out in ASC 718. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The Company uses the simplified method as it does not have sufficient exercise data from its own experience to determine a reasonable estimate.

The Company’s estimated option forfeiture rate in the three months ended April 30, 2010 and 2009, based on its historical option forfeiture experience, is approximately 4.3% and 3.8%, respectively. The Company will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

The Company anticipates it will recognize an aggregate of US$413,000 as compensation expense in fiscal years 2011 to 2014. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

10.	Restructuring Charges

Due to the difficult business trading environment in the US in fiscal 2009, the Company established a restructuring plan in that year to rationalize, integrate and align the resources of the Company. This restructuring plan included workforce reductions and abandoning of excess lease facilities. The workforce reduction was designed to eliminate duplicate staff positions following the acquisition of the Movaris business and to enable the Company to better align the cost structure during the current economic downturn, which has adversely impacted revenues, elongated selling cycles, and delayed, suspended or reduced the demand for certain products. The lease facility reductions allow the Company to consolidate its workforce within the offices better matching their size and needs; it also was designed to allow the Company to match operational costs more closely with projected need levels. Prior to implementation of the restructuring plan, both the workforce and the facilities were larger than necessary for the Company’s level of business activity. The business environment had not significantly improved as we moved into fiscal 2010 and as a result the Company had additional workforce reductions of US$234,000 in the first quarter of fiscal 2010 of which US$226,000 was for the GRC segment and US$8,000 was for the discontinued Healthcare segment.

There was no restructuring charges in the three months ended April 30, 2010.

11.	Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with FASB ASC 280 “Disclosures about Segments of an Enterprise and Related Information” and related interpretations. The Company’s chief operating decision maker is the President.

The Company split its operations between Payments and GRC prior to fiscal 2007. On September 1, 2006 the Company sold substantially all of the Payments business (excluding its German business) to VeriFone Holdings, Inc.

The Company subsequently split its operations between GRC and Healthcare from fiscal 2007 through the third quarter of fiscal 2010. In the fourth quarter, the Company determined that its Healthcare business was a qualified for held for sale and discontinued operation classification and therefore was no longer an operating segment. On April 1, 2010 the Company sold its Healthcare business to The Advisory Board Company. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of January 31, 2010 and April 30, 2010, the Company has one business and operates in one industry segment of Financial GRC. The Company is a major international provider of Financial GRC solutions for commercial, financial and healthcare markets. Its recognized expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater stability and control over their critical financial processes leading to better overall business performance.

Segment net income consists of total segment revenues offset only by expenses directly attributable to that segment. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Administrative expenses relating to the management and operation of a public company covering marketing, human resources, senior management, non-executive directors, professional fees, directors and officers insurance, facilities, acquisition related charges and other corporate costs are included in determining our consolidated operating income. However, these expenses are not allocated to the operating segment, and, therefore, are not included in segment net income (loss) from continuing operations.

Three months ended April 30, 2010 (U.S. dollars in thousands)

	GRC	Other	Total
Revenues:
License	$5,370	$—	$5,370
Service	3,093	—	3,093

Total revenues	8,463	—	8,463
Cost of sales	2,159	81	2,240

Gross profit (loss)	6,304	(81)	6,223
Operating expenses	4,650	1,042	5,692

Operating profit (loss)	1,654	(1,123)	531
Non-operating income, net	—	(49)	(49)

Net income (loss) from continuing operations	$1,654	$(1,172)	$482

Segment assets	$6,139	$70,794	$76,933

Segment goodwill	$20,290	$—	$20,290

Three months ended April 30, 2009 (U.S. dollars in thousands)

	GRC	Other	Total
Revenues:
License	$4,806	$—	$4,806
Service	2,926	—	2,926

Total revenues	7,732	—	7,732
Cost of sales	2,110	67	2,177

Gross profit (loss)	5,622	(67)	5,555
Operating expenses	4,413	1,159	5,572

Operating profit (loss)	1,209	(1,226)	(17)
Non-operating income, net	—	50	50

Net income (loss) from continuing operations	$1,209	$(1,176)	$33

Segment assets	$5,197	$47,377	$52,574

Segment goodwill	$20,276	$—	$20,276

The distribution of net revenues and long-lived assets by geographical area for the GRC business was as follows:

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands)
Net Revenues:
United States of America	$7,239	$6,847
Ireland	5	26
Rest of Europe	952	561
Rest of World	267	298

Total	$8,463	$7,732

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands)
Long-Lived Assets:
Ireland	$11,063	$11,073
United Kingdom	17	24
United States of America	11,878	12,041

Total	$22,958	$23,138

12.	Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985) Certain Arrangements That Contain Software Elements — a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2009-14”), which amends the scope of software revenue guidance in Accounting Standards Codification (“ASC”) Subtopic 985-605, Software-Revenue Recognition, to exclude tangible products containing software and non-software components that function together to deliver the product’s essential functionality.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements — a consensus of the FASB EITF (“ASU 2009-13”), which eliminates the residual method of allocation and requires the relative selling price method when allocating deliverables of a multiple-deliverable revenue arrangement. ASU 2009-13 specifies the best estimate of a selling price is consistent with that used to determine the price to sell the deliverable on a standalone basis. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition.

ASU 2009-14 and ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Companies may elect early adoption of these standards. The Company is currently assessing the timing of adoption and the effects that ASU 2009-14 and ASU 2009-13 will have on its consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-06 revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll forward of activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance is effective for the Company beginning in the first quarter of fiscal 2011, except for the roll forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for the Company in the first quarter of fiscal 2012. The Company does not expect these new standards to significantly impact our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition - Milestone Method (Topic 605)” (ASU 2010-17). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The guidance provides the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. This update is effective for annual or interim periods ending after June 15, 2010. The Company is currently evaluating whether these changes will have any material impact on its consolidated results of operations and financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s condensed consolidated financial statements. The following discussion and analysis of financial condition, changes in financial condition and results of operations contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about customer demand, plans and objectives of management and market growth and opportunity. The words “anticipate”, “believe”, “estimate”, “expect”, “forecast”, ”intend”, “may”, “plan”, “project”, “predict”, “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that are difficult to predict. Actual results could differ materially from those indicated by such forward-looking statements as a result of risks set forth in the following discussion and those set forth in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2010, filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update publicly any forward looking statements in this Form 6-K.

“Fiscal 2008” refers to the fiscal year ended January 31, 2008,“fiscal 2009” refers to the fiscal year ended January 31, 2009, “fiscal 2010” refers to the fiscal year ended January 31, 2010, “fiscal 2011” refers to the fiscal year ending January 31, 2011, “fiscal 2012” refers to the fiscal year ending January 31, 2012, “fiscal 2013” refers to the fiscal year ending January 31, 2013 and “fiscal 2014” refers to the fiscal year ending January 31, 2014.

A.	Operating Results

Overview

We are a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial and healthcare markets. Our recognized expertise in reconciliation process management, financial data aggregation, financial close and reporting, risk management and compliance enables customers to gain greater visibility and control over their financial processes leading to better overall business performance.

Over 570 organizations are realizing the benefits of Trintech’s configurable and highly scalable solutions to: improve performance through stronger management of the revenue cycle and disbursements; ensure the accuracy and integrity of financial data; identify and reduce transaction risk; improve the quality and timelines of financial reporting; and strengthen internal controls to support compliance requirements.

The Company split its operations between GRC and the Healthcare segment from fiscal 2007 through the third quarter of fiscal 2010. The Healthcare business offered solutions combining SaaS technologies with professional services to help optimize and manage cash flow for improved revenues and profitability. On April 1, 2010 the Company sold the Healthcare business to The Advisory Board Company. As a result, the financial results reflect the healthcare business/segment as a discontinued operation. All prior period statements, except the consolidated statements of cash flows, have been reclassified accordingly.

As of January 31, 2010 and April 30, 2010, we have only one business and operate in one industry segment of Financial GRC.

The disclosure below reflects the results of operations from the continuing business.

GRC Business

Financial GRC is primarily engaged in marketing and selling licenses for the Company’s financial GRC software and related maintenance, development and installation services. GRC includes the business of DataFlow which is engaged in the retrieval, processing, aggregation and delivery of all transaction data in daily bank statements. The Financial GRC business generated revenues of US$8.5 million for the three months ended April 30, 2010. The Financial GRC business has a customer base of in excess of 50,000 users in more than 570 customers, including 48% of the Fortune 50 and 22% of the Fortune 500 companies.

In fiscal 2011, the Company continued its investment program to drive financial GRC revenue growth in vertical markets such as healthcare, energy, financial services, technology, retail and manufacturing.

On March 2, 2010, the Company signed a definitive agreement for the sale of the Healthcare business to The Advisory Board Company for US$34.5 million in cash, subject to the following adjustments: (1) a total escrow amount of US$6 million of which US$2 million and US$4 million will be held for a period of 9 and 21 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and (2) an initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be finalized within 90 days of the closing date. The sale was successfully completed on April 1, 2010.

Revenues

The Company’s revenues are primarily derived from two sources:

License Revenues. Software license revenues, which represented 63% of total revenues for the three months ended April 30, 2010, is derived from license fees from the Company’s financial governance and transaction risk management software and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 15% to 18% per year, depending on the type of support and are generally paid annually. The Company also licenses its software on a hosted basis, where the Company hosts the software on the customer’s behalf.

Service Revenues. The Company derives service revenues, which represented 37% of total revenues for the three months ended April 30, 2010, from data delivery services, SaaS fees, consulting services, educational and training services, customization services and implementation services.

Total revenues from customers in the United States was US$7.2 million and US$6.8 million for the three months ended April 30, 2010 and 2009, respectively. This represented approximately 86% and 89% of the total revenues for the three months ended April 30, 2010 and 2009, respectively. Total revenues from customers in Europe were US$957,000 and US$587,000 for the three months ended April 30, 2010 and 2009, respectively. This represented approximately 11% and 8% of total revenues for the three months ended April 30, 2010 and 2009, respectively. Total revenues from customers located in the rest of the world were US$267,000 and US$298,000 for the three months ended April 30, 2010 and 2009, respectively. This represented approximately 3% of total revenues for the three months ended April 30, 2010 and 2009, respectively.

Recurring revenues accounted for 63% of total revenues for the three months ended April 30, 2010 and were derived from the provision of annual license fees, transaction services, support and SaaS fees. Recurring revenues accounted for 62% of total revenues for the three months ended April 30, 2009.

Cost of Revenues

Cost of license revenues includes shipping, software documentation, labor, third-party license fees, the cost of providing after-sale support and maintenance services to customers, the amortization of acquired technology costs and other costs associated with the delivery of software products from which license revenues are derived. Cost of service revenues includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Operating expenses

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2007 and fiscal 2009.

Taxation

The Company operates as a holding company with operating subsidiaries in the Republic of Ireland, the United Kingdom, the United States and two subsidiaries in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated except for Trintech Group Finance Limited which is incorporated in the Cayman Islands and has been tax resident in the Republic of Ireland since March 18, 2010. From that date, this company’s taxable income and interest income will be subject to Irish corporation tax at 12.5% and Irish deposit interest retention tax (DIRT) of 25%, respectively. This may result in higher taxes payable in Ireland unless there is offsetting Irish tax trading losses in the current year. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that the Company reports tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and share-based compensation.

The Company has significant operations, and generates a large majority of its taxable income, in the United States. It also has trading entities in the United Kingdom and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010. We do not expect the termination of this tax benefit to have a material impact on our tax payments in the Republic of Ireland as we have a substantial amount of tax losses carried forward from prior years. In addition, at such time as these subsidiaries no longer qualify for these tax rates or if the tax laws were to be rescinded or changed, the Company’s operating results could be materially adversely affected.

Currencies

A portion of the Company’s revenues, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations, primarily the U.S. dollar with the euro and the pound sterling, and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and a quarterly basis. As a result of such currency fluctuations, the Company recognized an exchange gain of US$43,000 in the three months ended April 30, 2010. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Share-based Compensation

The Company recognizes share-based compensation in accordance with FASB ASC 718, “Stock Compensation”. The Company anticipates it will recognize an aggregate of US$413,000 of share-based compensation in fiscal years 2011 to 2014 from continuing operations. This assumes there are no adjustments to compensation expense due to actual cancellations, modifications or new awards granted.

Acquisition and Divestitures History

On March 2, 2010, the Company signed a definitive agreement for the sale of the Healthcare business to The Advisory Board Company for US$34.5 million in cash, subject to the following adjustments: (1) a total escrow amount of US$6 million of which US$2 million and US$4 million will be held for a period of 9 and 21 months, respectively from the closing date to cover claims that might arise under representations and warranties and certain other obligations provided in the share purchase agreement and (2) an initial negative adjustment of US$551,000 tied to the net working capital of the Healthcare business as at the closing date, which is expected to be finalized within 90 days of the closing date. The sale was successfully completed on April 1, 2010. As a result of this transaction, the healthcare business is reported as a discontinued operation in the accompanying consolidated financial statements. All prior period financial statements, except the consolidated statement of cash flows, have been restated accordingly.

Quarterly Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenues, after giving effect to rounding, for the periods indicated:

	Three months ended April 30,
	2010	2009
Revenues:
License	63%	62%
Service	37%	38%

Total revenues	100%	100%
Cost of revenues:
License	7%	7%
Amortization of purchased technology	1%	1%
Service	18%	20%

Total cost of revenues	26%	28%

Gross margin	74%	72%

Operating expenses:
Research and development	16%	15%
Sales and marketing	27%	26%
General and administrative	23%	25%
Restructuring charges	—	3%
Amortization of purchased intangible assets	2%	3%

Total operating expenses	68%	72%

Income (loss) from operations	6%	0%

Interest income, net	0%	0%
Exchange gain, net	1%	0%

Income before provision for income taxes	7%	0%
Provision for income taxes	(1)%	(0)%

Net income from continuing operations	6%	0%
Income (loss) from discontinued operations	1%	(5)%
Gain on sale of discontinued operations	257%	—

Net income (loss)	264%	(5)%

Three months ended April 30, 2010 compared to three months ended April 30, 2009.

Revenues	Three months ended April 30, 2010	Three months ended April 30, 2009	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	5,370	4,806	564	12%
Service	3,093	2,926	167	6%

Total Revenues	8,463	7,732	731	9%

Total Revenues. In the three months ended April 30, 2010 and 2009, the top three customers collectively accounted for 10% of the Company’s total revenues. There were no customers who individually accounted for more than 10% of total revenues in either period.

License. The increase in license revenues in the three months ended April 30, 2010 compared to the corresponding period in the prior year was primarily due to increased new license business which grew by 30% and a 5% increase in maintenance renewals.

Service. The increase in service revenues in the three months ended April 30, 2010 compared to the corresponding period in the prior year was primarily due to an increase in professional service revenues from our ReconNet and Unity products. This increase was mainly due to increased license sales in the current and prior quarters causing the service pipeline to increase.

Three months ended April 30, 2010 compared to three months ended April 30, 2009.

Cost of Revenues	Three months ended April 30, 2010	Three months ended April 30, 2009	Increase from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
License	610	556	54	10%
Amortization of purchased technology	62	62	—	—
Service	1,568	1,559	9	1%

Total Cost of Revenues	2,240	2,177	63	3%

Total Cost of Revenues. Total revenues increased by 9% in the quarter ended April 30, 2010 compared to the corresponding period last year, whereas the total cost of revenues increased by 3%. This had the effect of increasing gross margin by 2% compared to the corresponding period last year.

License. The increase in the cost of license revenues in absolute dollars in the quarter ended April 30, 2010 compared to the corresponding period in the prior year was due to increased reseller costs. The cost of license revenues as a percentage of license revenues was flat at 11% for the quarter ended April 30, 2010 when compared to the quarter ended April 30, 2009.

Amortization of purchased technology. There was no change in amortization of purchased technology in the three months ended April 30, 2010 over the corresponding period in prior year.

Service. Cost of service increased slightly in absolute terms but fell by 2% in percentage terms compared to the cost of service revenues in the corresponding period in the prior year. These costs represented 51% of service revenues in the quarter ended April 30, 2010 compared to 53% in the corresponding period in the prior year.

Three months ended April 30, 2010 compared to three months ended April 30, 2009.

Operating Expenses	Three months ended April 30, 2010	Three months ended April 30, 2009	Increase (decrease) from prior period	Percentage change from prior period
	(U.S. dollars in thousands)
Research and Development	1,327	1,194	133	11%
Sales and Marketing	2,275	1,977	298	15%
General and Administrative	1,949	1,937	12	1%
Amortization of purchased intangible assets	141	238	(97)	(41)%

Research and Development. The increase was largely due to additional engineering contractors being used for product development. This targeted investment is aimed at delivering new innovative products and services such as XBRL to our growing client base in the Financial GRC market.

Sales and Marketing. The increase was due to an increase in sales commissions, travel and marketing costs, all due to increase in sales activity.

General and Administrative. The general and administrative expenses remained flat for the three months ended April 30, 2010 compared to the corresponding period last year.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2007 and fiscal 2009. The decrease in amortization of purchased intangible assets was due to the intangible assets relating to the Dataflow acquisition in fiscal 2004 being fully amortized in fiscal 2010 hence there was no amortization expense pertaining to it in the quarter ended April 30, 2010.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased to US$5,000 in the three months ended April 30, 2010 compared to US$25,000 in the three months ended April 30, 2009. The decrease was due to lower US interest rates compared to the corresponding period in the prior year.

Provision for Income Taxes. Provision for income taxes was US$97,000 for the three months ended April 30, 2010 compared to US$36,000 for the three months ended April 30, 2009. During the three months ended April 30, 2010, the Company recorded a US$60,000 charge relating to US state taxes and US$37,000 relating to income taxes payable in Ireland and the UK. During the three months ended April 30, 2009, the Company recorded a US$36,000 expense relating to US state taxes.

B. Liquidity and Capital Resources

As of April 30, 2010, the Company had net working capital of US$41.4 million, including cash and cash equivalents totaling US$47.6 million.

Summary Cash flow for the three months ended April 30, 2010 compared to the three months ended April 30, 2009.

	Three months ended April 30,
	2010	2009
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	19,929	17,363
Net cash provided by operating activities	826	1,254
Net cash provided by (used in) investing activities	26,735	(1,744)
Net cash provided by financing activities	179	2
Effect of exchange rate changes on cash and cash equivalents	(68)	38
Cash and cash equivalents at the end of period	47,601	16,913

Net cash provided by operating activities was US$826,000 and US$1.3 million in the three months ended April 30, 2010 and 2009, respectively. Net cash provided by operating activities in the three months ended April 30, 2010 resulted from net income from operations, excluding depreciation, amortization of intangible assets, gain on sale of discontinued operations and share-based compensation, in the aggregate of approximately US$1.0 million and a increase in working capital of US$212,000. In the quarter ended April 30, 2009, net cash provided by operating activities resulted after adjusting loss on operations for depreciation, amortization of intangible assets and share-based compensation to US$448,000 and a decrease in working capital of US$806,000.

Net cash provided by investing activities in the three months ended April 30, 2010 comprised net proceeds relating to the sale of discontinued operations of US$26.7 million and decrease in restricted cash deposits of US$170,000 which was partly offset by capital expenditure of US$155,000. Net cash used in investing activities in the three months ended April 30, 2009 comprised payments relating to the performance based final earn-out payments relating to the Assurity and Concuity acquisition of US$1 million and US$1.9 million, respectively and capital expenditure of US$17,000 which was partly offset by decrease in restricted cash deposits of US$1.1 million.

Net cash provided by financing activities for the three months ended April 30, 2010 was due to proceeds from the issuance of the Company’s ordinary shares of US$228,000 arising from the exercise of share options which was partially offset by principal payments on capital leases of US$49,000. Net cash provided by financing activities for the three months ended April 30, 2009 was due to proceeds from the issuance of the Company’s ordinary shares of US$41,000 arising from the exercise of share options which was partially offset by principal payments on capital leases of US$39,000.

On April 1, 2010, the Company successfully concluded the sale of its Healthcare business to The Advisory Board Company and received US$27.9 million in cash on the same date. The sale price of US$34.5 million was subject to a total escrow amount of US$6 million and an initial negative working capital adjustment of US$551,000. The Company is currently reviewing various investment alternatives on how to maximize the use of the additional cash resources now available to grow the business. The results of the discontinued operation are disclosed below:

	Three months ended April 30,
	(U.S. dollars in thousands)
	2010	2009
Revenues	1,011	1,433
Cost of Sales	470	816
Amortization of purchased technology	—	119

Gross margin	541	498
Operating expenses:
Research and development	105	292
Sales and marketing	189	259
General and administrative	97	217
Amortization of purchased technology	—	174

Total operating expenses	391	942
Income (loss) before provision for income taxes	150	(444)
Provision for income taxes	(24)	—

Income (loss) from discontinued operations	126	(444)
Gain on sale of discontinued operations	21,767	—

Net income (loss)	21,893	(444)

The above results for discontinued operations for the three months ended April 30, 2010 includes the results of the Healthcare business for the two months through April 1, 2010, the date of sale.

The receipt of US$27.9 million relating to the sale of the Healthcare business is the main reason for the change in the financial condition of the Company since January 31, 2010.

The agreement relating to the sale of the Healthcare business to The Advisory Board Company is filed as exhibit 4.65 to the Form 20-F for the year ended January 31, 2010.

In July 2009, the Company’s shareholders re-approved an agreement between First Analysis Securities Corporation and the Company, which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares up to an aggregate amount of US$5.0 million as determined by the board. Under the agreement, the Company’s ordinary shares could be acquired by purchasing ADSs on the open market, or in negotiated or block trades. The Company repurchased 69,612 ADSs (equivalent to 139,224 ordinary shares) under this program at a cost of approximately US$100,000 in fiscal 2009. The Company did not purchase any ADSs in fiscal 2010 or in the three months ended April 30, 2010. As of April 30, 2010, approximately US$2.8 million remained available for future repurchases under this program.

As of April 30, 2010, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$3.9 million, payable through fiscal 2015. The Company has estimated it will incur US$3.0 million in net payments over the remaining period of the leases of which US$674,000 will be paid in fiscal 2011 and US$2.3 million thereafter.

As of April 30, 2010, the Company had no material commitments for capital expenditures or strategic investments.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of future acquisitions, expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license revenues and available borrowings under line of credit arrangements.

The Company believes that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements with high credit-quality banks in low risk, short term investments such as deposit accounts, money market funds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of April 30, 2010, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less of which US$43.3 million was invested in a U.S government securities fund. We have concluded that this does not result in any material market risk exposure.

Interest rate risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper. As of April 30, 2010, there were no outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities. We believe we are subject to short-term interest rate risk on our short-term investments which we do not expect to be material.

Foreign exchange risk management

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the US dollar. In particular, the value of the US dollar to the euro and the pound sterling impacts the Company’s operating results.

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the relevant subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of April 30, 2010, the Company had no outstanding forward exchange contracts.

Employees

We employed the following numbers of employees as of April 30, 2010 and 2009:

	As of April 30,
	2010	2009
Research and development	29	28
Professional and support services	77	78
Sales and marketing	41	45
Administration	23	27

Total	170	178

Of the Company’s total number of employees, as of April 30, 2010, 21 are located in Europe and 149 are located in North America. The decrease in employee headcount was primarily due to restructuring in the three months ended April 30, 2009 in order to enable the Company to better align its cost structure during the economic downturn.

None of the Company’s employees are represented under collective bargaining agreements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may not prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and damage to our reputation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Adverse economic conditions in markets in which we operate can harm our business. Recently, economic conditions and financial markets in some economies which we operate became increasingly negative, and global financial markets experienced a severe downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage and general credit crisis, slower economic activity, concerns about deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The U.S economy and many other economies around the world have recently been in or are currently in recession. During challenging economic times and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as softness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We will depend on sales of our financial governance, risk management, and compliance software and services to customers located in the United States

Following the sale of the Concuity business, our revenues will be derived from the sale of our financial governance, risk management, and compliance (GRC) products and services. We have historically marketed these products primarily in the United States, which is currently experiencing some economic weakness. For the three months ended April 30, 2010, U.S. customers accounted for 86% of our group revenues. Any material reduction in demand for our products and services in the United States would adversely affect our business, financial condition and results of operations.

Our businesses collect, use and retain personal customer information and enable customer transactions, which presents security risks, requires us to incur expenses and could harm our business.

A number of our businesses collect, use and retain large amounts of personal customer information, including credit card numbers, bank account numbers and passwords, personal and business financial data, social security numbers and other payroll information. These businesses also enable customers to perform various transactions. In addition, we collect and maintain personal information of our employees in the ordinary course of our business. Some of this personal customer and employee information is held by, and some transactions are executed by, third parties. We and our vendors use commercially available security technologies to protect transactions and personal information. We use security and business controls to limit access and use of personal information. However, a third party may be able to circumvent these security and business measures, and errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy or theft of assets. We employ contractors and temporary and seasonal employees who may have access to the personal information of customers and employees or who may execute transactions in the normal course of their duties. While we conduct background checks of these individuals and limit access to systems and data, it is possible that one or more of these individuals could circumvent these controls, resulting in a security breach. The ability to execute transactions and the possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of a security breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred and will continue to incur significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A major breach of our security measures or those of third parties that execute transactions or hold and manage personal information could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services or accept and process customer credit card orders or tax returns. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, vulnerabilities in our software or in third-party software components that are distributed with our products. The existence of vulnerabilities, even if they do not result in a security breach, can harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such security vulnerabilities before they are exploited. Although we have sophisticated network and application security, internal control measures, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, loss or theft of personal information will not occur, which could harm our business, reputation and results of operations. If our business expands to new industry segments that are regulated for privacy and security, or to countries outside the United States that have more strict data protection laws, our compliance requirements and costs will increase.

New versions and releases of our products could contain errors or defects and we could be subject to potential product liability claims and third party liability claims related to products and services.

Our products are used to deliver reconciliation workflow, risk management and accounting compliance functionality. Our software products are complex and, accordingly, could contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. Any errors, defects or other performance problems could result in financial or other damages to our customers and the loss of, or delay in, market acceptance of our products. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate the limitation of liability provisions. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings. In addition, we may in the future discover technical issues and scalability limitations in new products or new releases after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, all of which could have a material adverse effect on our business, cash flow, financial condition and results of operations.

We have incurred losses during much of our operating history and we may not be able to consistently maintain profitability.

Although we were profitable in fiscal 2010, we incurred net losses of US$1.2 million in fiscal 2009, US$4.3 million in fiscal 2008, US$2.2 million in fiscal 2007 and US$1.5 million in fiscal 2006. To achieve future profitability, we must accomplish numerous objectives, including meeting our sales, margin and operating cost targets in our business and developing successful new products and penetrating new markets and customers. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue to achieve future profitability. If we cannot achieve future profitability, we will not be able to support our operations from positive cash flows, and we will continue to use, and may exhaust, our existing cash resources to support operating losses.

Notwithstanding the fact that we have a substantial cash balance, concerns about our perceived financial viability have been a factor in multiple potential and actual customer transactions and partner relationships during much of our operating history. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must continue to use our cash balance (offset by revenues) to fund our operations and acquisition related cash requirements; our share price has been, and continues to be, volatile in percentage terms; and some of our competitors are better funded, more established, and/or significantly larger than we are.

We will continue to use our cash balance (offset by revenues) to fund our operations to achieve and sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about our ability to generate sufficient revenues to sustain profitability to continue during fiscal 2011.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in an environment characterized by changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to develop, market and sell new products and services on a timely and cost effective basis. A fundamental shift in technologies in any of our markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence and decreased revenues. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of product design;

•	the quality, performance, reliability, safety and security of the product; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

We depend on a few key personnel to manage and operate us.

Our success is largely dependent on the personal efforts and abilities of our senior management, including Cyril P. McGuire, our Chief Executive Officer, and R. Paul Byrne, our President. The loss of certain members of our senior management team, including our chief executive officer and president, could have a material adverse effect on our business and prospects.

If we are unable to retain and attract highly skilled personnel with experience in financial governance software and transaction services industries, we may be unable to grow our business.

We are dependent upon the ability to attract and hire, when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in funds management, financial governance, compliance with Sarbanes-Oxley, reconciliation workflow, transaction risk management, internet and other expertise. Competition for experienced and qualified personnel is still high despite the current adverse economic conditions. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on our experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits our ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts’ expectations, which could cause the price of our ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include, without limitation:

•	the size and timing of orders;

•	currency fluctuations;

•	product mix;

•	the rate of acceptance of new software products, product enhancements and technologies;

•	purchasing and payment patterns of our customers;

•	our pricing policies and those of our competitors;

•	ability to control costs;

•	deferral of customer orders;

•	customer buying cycles and changes in these buying cycles;

•	general condition of market or markets served by our customers;

•	general economic factors, including economic slowdown or recession and availability of credit;

•	product or service quality problems, including product defects and related warranty claims, reserves and upgrade program expenses;

•	impact of declines in net revenues in a particular quarter as compared to the relatively fixed nature of our expenses in the short term;

•	impairment charges arising from acquisitions;

•	economic conditions which may affect our customers and potential customers’ budgets for IT expenditure; and

•	timing and market acceptance of new products or product enhancements by either us or our competitors.

In addition, our revenues are difficult to predict for several reasons. These reasons include:

•	recognition of a substantial portion of our revenues in the last month of each quarter historically;

•	the market for our software products, and our competitive landscape is rapidly changing;

•	the sales cycle for some of our products is typically 6 to 12 months and varies substantially from customer to customer; and

•	service contracts in our financial governance business generally can be cancelled with 30 days notice.

As a result of the factors listed above, among others, we believe that our quarterly revenues, expenses and operating results are likely to continue to vary significantly in the future. As a result, if revenues in any quarter fall below expectations, expenditure levels could be disproportionately high as a percentage of revenues, and our business and operating results for that quarter could be materially adversely affected.

Regulatory compliance, including the cost of complying with legislative actions and potential new accounting pronouncements, may result in increased costs that would affect our future financial position and results of operations. We have already incurred, and will continue to incur, significant increased costs associated with our compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Moreover, if future deficiencies in our internal control over financial reporting are identified that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by regulatory authorities.

Regulatory compliance, including the cost of complying with legislative actions and changes in accounting rules may materially increase our operating expenses and adversely affect our operating results. For example, the Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures and will in the future require an auditor attestation on management’s assessment of internal control over financial reporting. We have hired and may need to hire additional personnel and utilize additional outside legal, accounting, tax and advisory services in order to maintain our compliance with this and other requirements, all of which has caused and will continue to cause our general and administrative costs to increase. Moreover, if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies, the market price of our shares could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Our business is subject to currency fluctuations that can adversely affect our operating results.

Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the U.S. dollar. In particular, the value of the U.S. dollar to the euro and the pound sterling impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenues are generated and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound sterling, relative to other currencies, could adversely affect our business and results of operations. The U.S. dollar weakened significantly against the euro and pound sterling in fiscal 2008, part of fiscal 2009 and in fiscal 2010. The U.S. dollar has since strengthened against most currencies however any Future strengthening of the euro and pound sterling against the U.S. dollar could negatively impact our revenues, costs and margins.

We believe that we were a Passive Foreign Investment Company, or PFIC in fiscal 2010, which may subject our U.S. investors to adverse tax rules.

We believe that we were a PFIC in fiscal 2010, and that we may have been one in prior years. An actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year. Because we were and may continue to be a PFIC, U.S. holders of our ADSs are subject to certain adverse U.S. federal income tax rules. Under the PFIC rules, U.S. holders of our ADSs would be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale of ADSs. The consequences described above may be mitigated if the U.S. holder makes a timely election to mark the ADSs to market annually, but such election may accelerate the recognition of taxable income and may result in the recognition of ordinary income in excess of amounts realized by the U.S. holder. The PFIC rules are extremely complex and current and prospective U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of our being classified as a PFIC. See Item 10.E “Taxation — Passive Foreign Investment Company Considerations” in our Form 20-F for our fiscal year ended January 31, 2010.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may at some point generate a meaningful portion of our future taxable income there. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. If the U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries’ profits are currently recognized, or if our ability to offset historical losses against any future profits was reduced, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

Our shares have experienced in the past and may continue to undergo extreme market price and volume fluctuations.

The market price of our shares has experienced, and may continue to undergo, extreme fluctuations on a percentage basis due to a variety of factors, including, but not limited to:

•	limited trading volume;

•	general and industry-specific business, economic and market conditions;

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to our past acquisitions;

•	changes in, or our failure to meet, investors’ estimates or expectations; and

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors.

In addition, the limited daily trading volume of our ADSs on the NASDAQ Stock Market may adversely impact the ability of our investors to sell their securities, and any such sales may adversely impact the trading price of our ADSs.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect our proprietary rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we cannot assure you that any of our proprietary rights with respect to our products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. In addition, should a breach occur of which we are aware, we may not have adequate remedies to protect our rights.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for our solutions is competitive and we expect competition to continue to increase. Our competitors include Checkfree (a subsidiary of Fiserv), Chesapeake Systems, BlackLine Corporation, Paisley Consulting / Thomson Reuters, Open Pages and Clarity Systems for our software products. Some competitors in our market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Furthermore, several of the customers who currently use our products or the companies with whom we have entered into strategic relationships to use and market our products, may develop competing products. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for financial governance solutions. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations.

Our industry and our customers’ industry are subject to government regulations that could limit our ability to market our products.

Our current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries such as Healthcare, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot respond in a timely and cost-effective manner to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

We rely on strategic relationships and partnerships that may not continue in the future.

We have developed strategic relationships and partnerships with other companies and part of our strategy will be to invest in these relationships to increase market share for our new products. Historically, we have relied in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We may need to establish additional strategic relationships and partnerships to further successfully grow the business.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our four largest shareholders have the ability to assert significant influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

Our four largest shareholders have the ability to significantly influence the election of directors and the outcome of corporate actions requiring shareholder approval.

This concentration of stock ownership also may have the effect of delaying or preventing a change in control of the Company, which in turn could reduce the market price of our ADSs.

The Irish takeover rules, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

The provisions of the Irish takeover rules, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of the Company, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover rules or Irish law could differ from, and be more limited than, the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: June 15, 2010